UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Jin Medical Reports Updates on Its Chuzhou Manufacturing Facility

Jin Medical International Ltd. (Nasdaq: ZJYL) (“Jin Medical”, and together with all its subsidiaries, the “Company”), a Nasdaq-listed provider of rehabilitation medical equipment reports that its wholly owned subsidiary, Zhongjin Medical Equipment (Anhui) Co., Ltd. (“Zhongjin Anhui”), is in the final construction phase of its manufacturing facility in Chuzhou, Anhui Province, China (the “Facility”). Zhongjin Anhui obtained the license for Class I Medical Device production on December 29, 2025, and is currently expected to launch full capacity production at the Facility by the end of April 2026.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “should”, “intend”, “plan”, “strive”, “believe”, “expect”, “anticipate”, “project”, “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the SEC, as well as its annual report on Form 20-F, as amended, for the year ended September 30, 2024, its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

INCORPORATION BY REFERENCE

The above text of this report shall be incorporated by reference into the Company’s registration statement on Form F-3, initially filed with the SEC on June 25, 2025 as subsequently amended, and be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On January 22, 2026, the Company published a press release, a copy of which is attached hereto as Exhibit 99.1.

The information in the press release furnished in Exhibit 99.1 hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Furthermore, the information in the press release shall not be deemed to be incorporated by reference in the filings of the Company under the Securities Act of 1933, as amended, except in the event that the Company expressly states that such information is to be considered filed under the Exchange Act or incorporates it by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.

Date: January 22, 2026	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

3